__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended 31 December 2002

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	24 February 2003
Number	05/03

BHP BILLITON RESULTS FOR THE

HALF YEAR ENDED 31 DECEMBER 2002

  Strong performance from diversified asset base in challenging market conditions.

  EBITDA of US$2,451 million and EBIT of US$1,659 million, both from continuing operations, solid for the half year.

  Attributable profit of US$931 million and earnings per share of 15.0 US cents (both from continuing operations and before exceptional items) reflect adverse movements in exchange rates compared with the corresponding period.

  Merger benefits (prior to one-off costs) of US$285 million delivered. These are comprised of US$220 million achieved in fiscal 2002 and a further US$65 million achieved this half year.

  In addition to merger benefits, further cost savings of US$70 million delivered since the merger against target of US$500 million by 30 June 2005.
  First half dividend of 7.0 US cents per share paid in December 2002, an increase of 7.7%.
Half year ended 31 December	2002 US$M (1)	2001 US$M (1)	Change %
Turnover (2)	8 048	7 649	5.2%
EBITDA (2) (3) (4)	2 451	2 395	2.3%
EBIT (2) (3) (4)	1 659	1 596	3.9%
Attributable profit (2) (3)	931	1 155	-19.4%
Basic earnings per share (US cents) (2) (3)	15.0	19.2	-21.9%
EBITDA interest coverage (times) (2) (3) (4) (5)	12.3	9.1	35.2%
Dividend per share (US cents)	7.0	6.5	7.7%

(1) From continuing operations, excluding the results of the Group's Steel business which was demerged in July 2002. Refer pages 15 - 17.

(2) Including the Group's share of joint ventures and associates.

(3) There were no exceptional items in relation to continuing operations in either period.

(4) EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation and amortisation of Group companies of US$792 million for the half year ended 31 December 2002 and US$799 million for the half year ended 31 December 2001.

(5) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 27.

All references to the corresponding period are to the half year ended 31 December 2001.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2002

Commentary on the Group Interim Results

Introduction

These results build on the progress made since the merger and illustrate the continued success of the Customer Sector Group business model and the Group's strategy. In a period of global economic weakness and despite self imposed cut-backs at some of our operations, financial results have remained solid and cash flow generation from our portfolio of high quality assets is strong. We have exceeded our merger benefits target six months ahead of schedule and have delivered further cost savings against our additional target of US$500 million.

Strong available cash flow (after interest and tax) of US$1,259 million has enabled us to proceed with sanctioned growth projects. Progress on all projects continues to be on or ahead of schedule and budget. Notable milestones were reached during the half year with the mechanical completion and commissioning of Escondida Phase IV (Chile), the commencement of operations at the San Juan underground project (US) and the commencement of natural gas flow through the Bream gas pipeline in Bass Strait (Australia). Currently 13 major capital projects are under development, including the recently approved Atlantis full field development in the Gulf of Mexico.

Strong cash flows enabled the Board to increase dividends paid to shareholders by 7.7% compared with the corresponding period. A dividend of 7.0 US cents per share was paid on 4 December 2002.

The Income Statement

During the period, the Group's Steel business was demerged. In order to provide meaningful comparison the discussion in this section is based on the Group's continuing operations, excluding exceptional items and the Group's Steel business.

Turnover rose by 5.2% to US$8,048 million, mainly due to higher sales volumes of iron ore, energy coal, diamonds and aluminium and higher prices for petroleum products, nickel, copper, manganese, metallurgical coal and chrome. These factors were partly offset by lower sales volumes of petroleum products and lower prices for export energy coal, diamonds, iron ore and aluminium.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 2.3% to US$2,451 million from US$2,395 million in the corresponding period.

Earnings before interest and tax (EBIT) were US$1,659 million compared with US$1,596 million in the corresponding period, an increase of 3.9%. This increase was due to increased sales volumes, lower exploration expense, cost savings, generally higher commodity prices, the favourable net effect of exchange rate movements and increased profits from new and acquired operations (including commencement of commercial production at Antamina (Peru) in October 2001 and the higher ownership interest in Cerrejon Zona Norte (Colombia) from February 2002). Offsetting factors were inflationary pressures, principally in South Africa, lower profits from ceased, sold and discontinued operations, increased price linked costs and lower profits as a consequence of asset sales recorded in the corresponding period. Please refer to pages 7 and 8 for further analysis of the factors affecting turnover and EBIT.

Net interest on borrowings and cash fell from US$262 million to US$200 million, principally driven by lower market interest rates and lower average debt levels.

Exchange losses on net debt were US$58 million compared with gains of US$242 million in the corresponding period, mainly in relation to the translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand appreciated by 16% during the current period compared with depreciation of 47% in the corresponding period.

The tax charge was US$466 million, representing an effective rate of 33.0%. Excluding the impacts on tax of non tax-effected foreign currency, translation of tax balances and other functional currency translation adjustments, the effective rate was 32.4%.

Attributable profit (after minority interests of US$17 million) was US$931 million, a decrease of 19.4%, from US$1,155 million (after minority interests of US$19 million), largely due to benefits in net interest and taxation in the corresponding period attributable to the significant devaluation of the South African rand against the US dollar during the half year ended 31 December 2001.

Basic earnings per share was 15.0 US cents per share against 19.2 US cents per share in the corresponding period, a reduction of 21.9%, reflecting the reduction in attributable profit and an increased number of shares on issue (including the equalisation issue associated with the BHP Steel demerger).

Discontinued Operations / Exceptional Items

The demerger of the Group's Steel business became unconditional on 1 July 2002. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations. The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the half year and is disclosed as an exceptional item in relation to discontinued operations. The demerger was effected through a Court approved capital reduction of A$0.69 per BHP Billiton Limited share totalling approximately US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders. Consequently, BHP Billiton Plc shareholders received approximately 149 million equalisation shares.

After including discontinued operations and exceptional items, the attributable profit for the period was US$912 million, US$286 million lower than the US$1,198 million for the corresponding period, again, primarily due to exchange gains in the prior period. Basic earnings per share, including discontinued operations and exceptional items, was 14.7 US cents per share, 26.1% lower than the 19.9 US cents per share of the corresponding period.

Cash Flows

Available cash flow (after interest and tax) remained strong at US$1,259 million.

Expenditure on growth projects and investments amounted to US$1,020 million, including Petroleum projects in the Gulf of Mexico, the Mt Arthur North energy coal project in Australia, the ROD oil and Ohanet wet gas projects in Algeria, the Mining Area C, Yandi and Port and Capacity Expansion (PACE) iron ore projects in Australia, the Hillside 3 expansion in South Africa and the Mozal 2 expansion in Mozambique. Maintenance capital expenditure was US$248 million and exploration expenditure was US$130 million, whilst disposals of fixed assets, sale of investments and repayments of loans by joint ventures generated US$198 million.

Additionally, a net cash inflow of US$272 million was derived from the proceeds on demerger of the Group's Steel business. Whilst not reflected in cash flows, US$232 million of debt was retained by BHP Steel upon demerger.

Net cash flow before dividend payments was US$331 million. After dividend payments of US$835 million (up from US$811 million in the prior half year), net cash outflow (before management of liquid resources and financing) amounted to US$504 million.

Net debt of US$7,063 million at 31 December 2002 represents 37.5% of net debt plus net assets. Net debt comprises US$7,937 million of total debt offset by US$874 million of cash, including money market deposits.

Dividend

On 4 December 2002, a dividend of 7.0 US cents per share was paid to BHP Billiton Limited and BHP Billiton Plc shareholders, which represents an increase of 7.7% compared with the corresponding period. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

Capital Management

The Group's inaugural Eurobond issue, under the US$1.5 billion Euro Medium Term Note programme established in June 2002, took place in early October 2002. The issue of Euro 750 million five year notes, which were swapped into US dollars, was oversubscribed and priced at the lower end of market expectations. The success of this issue, in light of the then prevailing market conditions, is a clear reflection of the Group's strong credit profile.

The US$1.25 billion 364 day revolving credit component of the US$2.5 billion syndicated multi-currency revolving credit facility that was due for expiry in September 2002 was extended for a further period of 364 days to September 2003.

In October 2002, Moody's Investor Services upgraded the Group's long term credit rating to A2 from A3 and short term credit rating to P-1 from P-2. This upgrade reflects the successful combination of the Group's operations following the merger in June 2001, the benefit of a substantially diversified portfolio and our continued focus on maintaining disciplined financial policies. Standard & Poor's rating for the Group remains on positive watch after being upgraded in September 2001 to its current long term credit rating of A and short term credit rating of A-1.

Merger Benefits and Further Cost Savings

During the year ended 30 June 2002, merger benefits (before one-off costs) of US$220 million were delivered. A further US$65 million of merger-related benefits have been achieved during the six months to 31 December 2002, bringing the total to US$285 million. This exceeds our target for merger benefits, set at the time of the merger, of US$270 million by the end of financial year 2003, and has been achieved six months ahead of schedule. One-off costs of US$130 million in total were incurred to deliver these on-going annual benefits, US$15 million of which were incurred in the current period.

A further target, to achieve additional annual cost savings and efficiency gains of US$500 million by June 2005 was set in our Strategic Framework last April. This target is to be measured by looking at commodity based unit costs using the year ended 30 June 2001 as the base year. Cost savings will be driven through the continuation of our Operating Excellence programme and productivity improvements, ongoing strategic sourcing and marketing initiatives. During the six months to December 2002, we achieved savings and efficiency gains of US$70 million in addition to the merger benefits set out above, largely as a result of Operating Excellence initiatives in our Aluminium, Base Metals and Stainless Steel Materials CSGs and other productivity gains in our Aluminium and Diamonds and Specialty Products CSGs.

Corporate Governance

The board appointed Mr Charles Goodyear as Chief Executive Officer on 5 January 2003 following the resignation of Mr Brian Gilbertson.

As yet, no payments have been made to Mr Gilbertson in connection with the cessation of his employment, nor has agreement been reached on the quantum of any payments to be made. Any payments will be disclosed immediately they are finalised. The terms under which Mr Gilbertson was employed, including the basis upon which the contracts of employment could be brought to an end, are set out in the Remuneration Report that forms part of the Annual Report published in September 2002. Details were also included in the explanatory material provided to shareholders ahead of their consideration of the merger. The Remuneration Report was put to the last Annual General Meeting and shareholders were invited to consider and approve the remuneration policy for the Group, which they did. The Group will continue to seek the approval of shareholders for its Remuneration Report.

In addition to the payments to be made under the terms of Mr Gilbertson's employment contracts, Mr Gilbertson has accrued entitlements under the applicable pension/superannuation arrangements which have been in place for the duration of his employment with the Group or predecessor companies. Mr Gilbertson's period of pensionable service is over 30 years. The amount payable under these pension/superannuation arrangements has been reported each year in the Remuneration Report.

Since the merger, the number of Directors on the Board has reduced from 17. The Board has continued with its regular review and appraisal process aimed at assessing the appropriate mix of skills, attributes and the performance of individual Directors. As part of this process, Dr John Buchanan was appointed to the Board of Directors with effect from 1 February 2003.

The Board today announced the appointment of Mr Miklos Salamon as an Executive Director to the Board of Directors, with immediate effect. In addition, Mr David Munro was appointed Chief Development Officer and a member of the Executive Committee. Mr Chris Pointon and Mr Marcus Randolph, presidents of the Stainless Steel Materials and Diamonds and Specialty Products CSGs respectively, were also appointed members of the Executive Committee. Please see separate press releases dated today's date for further details.

Outlook

In general, London Metals Exchange commodity prices showed improvement during the December 2002 quarter. Prices continued to show some improvement in the opening weeks of calendar 2003. Prices for oil have risen as a result of the ongoing uncertainty in the Middle East and Venezuela, while steel making raw materials are well positioned to benefit from strong North East Asian and, in particular, Chinese demand.

The global economy continues to encounter both economic and geo-political tensions. Despite continued buoyancy in China, the Organisation for Economic Cooperation and Development (OECD) leading indicator is signalling continued weakness in global industrial production.

In the short term, the uncertainty regarding developments in the Middle East, continued high oil prices and weak global equity markets are weighing heavily on consumer and business sentiment with the latter delaying the new investment spending and employment growth needed before there will be any sustained improvement in the world economy. Demand in China, an important influence on many of our products, continues to be strong.

Despite this uncertain outlook, our diversified portfolio of high quality assets provides relatively stable cashflows, leaving us well placed to continue to invest in value adding opportunities and to prosper from any uptick in economic activity.

TRADING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT for the half year ended 31 December 2002 compared with the corresponding period.

US$M
EBIT from continuing operations for the half year ended 31 December 2001	1 596
Change in volumes	130
Change in sales prices	60
Price-linked costs	(50)
Inflation on costs	(140)
Costs	80
New and acquired operations	20
Exchange rates	30
Ceased, sold and discontinuing operations	(80)
Asset sales	(40)
Exploration	90
Other items	(37)

EBIT from continuing operations for the half year ended 31 December 2002	1 659

Volumes

Higher sales volumes of iron ore, energy coal, diamonds and aluminium were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on EBIT of approximately US$130 million.

Prices

Higher prices for petroleum products, nickel, copper, manganese, metallurgical coal and chrome increased turnover by approximately US$290 million. This increase was partly offset by lower prices for export energy coal, diamonds, iron ore and aluminium that decreased turnover by approximately US$230 million.

Costs

Favourable operating cost performance increased EBIT by approximately US$80 million compared with the corresponding period. The Group's cost reduction initiatives and reduced maintenance costs at Hillside (South Africa) lowered costs by approximately US$190 million. These factors were partially offset by higher costs at Escondida, due to voluntary restraints on production, maintenance outages and higher depreciation from the start-up of Phase IV. Higher operating costs at Bass Strait and increased depreciation charges in Energy Coal (as a result of a review of asset lives) and in Petroleum also had an unfavourable impact on operating costs.

Increases in price-linked costs depressed EBIT by approximately US$50 million, mainly due to higher royalties and taxes for petroleum products.

Inflationary pressures, principally in South Africa, increased costs by approximately US$140 million.

New and acquired operations

New and acquired operations increased EBIT by approximately US$20 million due to the commencement of commercial production at Antamina in October 2001 and the higher ownership interest in Cerrejon Zona Norte from February 2002.

Ceased, sold and discontinuing operations

The corresponding period included EBIT of approximately US$80 million mainly from PT Arutmin (Indonesia), divested in November 2001, and the Rietspruit energy coal mine (South Africa), which was closed in May 2002.

Asset sales

The impact of asset sales is a reduction in EBIT of approximately US$40 million mainly from the divestment of PT Arutmin in the corresponding period.

Exchange rates

Reduced losses on legacy A$/US$ currency hedging compared with the corresponding period had a favourable effect on EBIT of approximately US$80 million. In addition, the lower average Rand/US$ and Colombian peso/US$ exchange rates had a favourable impact on operating costs (approximately US$50 million). This was partly offset by the impact of stronger A$/US$ exchange rates on operating costs (approximately US$65 million) and the conversion of Rand denominated monetary assets and liabilities (approximately US$40 million) at balance sheet date.

Exploration

Exploration expense was down by approximately US$90 million. The prior period included the write off of exploration expenditure at La Granja (Peru) and higher exploration expense in Petroleum.

Currency

The Group has adopted the US$ as its reporting currency and, subject to some specific exceptions, its functional currency. Currency fluctuations affect the profit and loss account in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in the local currency of the operations, most significantly the Australian dollar and the South African rand, but also the Brazilian real, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated debt, tax liabilities and provisions (mainly employee provisions and resource rent tax). Monetary assets and liabilities are converted into US dollars at the closing currency exchange rates. The resultant differences are accounted for in the profit and loss account in accordance with UK GAAP.

The following exchange rates have been utilised in this report:
Currency per US$	Half year ended 31 Dec 2002 average	Half year ended 31 Dec 2001 average	31 Dec 2002	As at 30 June 2002	31 Dec 2001

South African rand	10.06	9.29	8.59	10.25	11.89
Australian dollar	1.81	1.95	1.76	1.77	1.96
Brazilian real	3.39	2.55	3.53	2.82	2.32
Chilean peso	714	680	719	698	655
Colombian peso	2 709	2 280	2 854	2 399	2 310
Canadian dollar	1.56	1.56	1.57	1.50	1.58
UK Sterling	0.64	0.69	0.62	0.65	0.69

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the half year ended 31 December 2002 and the comparative period (for continuing operations and before exceptional items).
Half year ended 31 December (US$ Million)	Turnover (1)			EBIT
	2002	2001	Change %	2002	2001	Change %
Petroleum	1 511	1 434	5.4	660	576	14.6
Aluminium	1 535	1 371	12.0	266	191	39.3
Base Metals	897	817	9.8	83	69	20.3
Carbon Steel Materials	1 747	1 660	5.2	506	565	-10.4
Diamonds and Specialty Products	716	752	-4.8	150	138	8.7
Energy Coal	947	1 045	-9.4	124	350	-64.6
Stainless Steel Materials	491	449	9.4	61	-36
Group and unallocated items	424	378	12.2	-191	-257	25.7

BHP Billiton Group from continuing operations	8 048	7 649	5.2	1 659	1 596	3.9

(1) Turnover does not add to BHP Billiton Group due to intersegment transactions.

An explanation of the factors influencing EBIT, including joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$660 million, up from US$576 million, an increase of 14.6% compared with the corresponding period.

The increase in EBIT was due mainly to a higher average realised oil price of US$27.19 per barrel compared to US$22.54 per barrel in the corresponding period, together with lower exploration costs in the current period and higher volumes at North West Shelf (Australia) due to timing of shipments and strong production.

These factors were partly offset by lower overall sales and production volumes at Liverpool Bay (UK) due to scheduled maintenance, and lower production at Bass Strait and Laminaria (Australia), due to natural field decline. An increase in price-linked costs (royalties and taxes), higher depreciation and an increase in costs at Bass Strait also had an unfavourable impact on EBIT.

Aluminium

Aluminium contributed EBIT of US$266 million, up from US$191 million, an increase of 39.3% compared with the corresponding period.

The increase in EBIT was mainly attributable to improved operational cost performance at Hillside, Worsley and Alumar, resulting from increased production and reduced maintenance costs. Increased production at Hillside and Worsley was mainly attributable to the continued success of Operating Excellence projects and increased production at Alumar was due to the end of power restrictions in Brazil. Lower maintenance costs at Hillside were mainly a result of a lower number of pots being relined in the current period, combined with the absence of the net costs associated with the September 2001 power outage. The weakening of the Rand/US$ and Brazilian Real/US$ average exchange rates also had a favourable impact on operating costs.

These factors were partially offset by the lower average LME price for aluminium, down US$17 per tonne or 1.3% to US$1,332 per tonne and the strengthening of the A$/US$ exchange rate.

Base Metals

Base Metals contributed EBIT of US$83 million, up from US$69 million, an increase of 20.3% compared with the corresponding period.

The increase in EBIT was mainly attributable to lower exploration expense with US$38 million relating to the write off of La Granja included in the corresponding period. Also contributing to the increase in EBIT was the higher average realised copper price at US$0.68 per lb, for the half year ended 31 December 2002, compared to US$0.65 per lb in the corresponding period. EBIT also benefited from a full six months of operations from Antamina. Commercial production at Antamina commenced in October 2001.

These factors were partially offset by increased unit costs at Escondida due to the ramp-up of Phase IV production and lower existing plant throughput resulting from maintenance outages. Production cutbacks at Escondida and Tintaya (Peru) were partially offset by the completion of the Phase IV expansion in October 2002.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$506 million, down from US$565 million, a decrease of 10.4% compared with the corresponding period.

The decrease in EBIT was mainly attributable to the unfavourable impact of stronger A$/US$ exchange rates on operating costs compared to the corresponding period. Lower iron ore prices, following the contract settlements announced in May 2002, also unfavourably impacted EBIT.

These factors were partially offset by continued strong demand for Western Australian iron ore from Asian markets, which resulted in record production and shipping during the December 2002 half year. Increased demand during the current half for Samarco (Brazil) pellets also had a favourable impact on EBIT.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$150 million, up from US$138 million, an increase of 8.7% compared with the corresponding period.

The increase in EBIT was primarily due to increased diamond production, mainly due to increased plant throughput and processing efficiencies. Cost efficiencies were achieved by Integris Metals (US) subsequent to the merger of BHP Billiton's and Alcoa Metals' metals distribution businesses on 1 November 2001.

These factors were partially offset by lower average realised diamond prices (down 28%) as a result of a change in product mix compared with the corresponding period. Further, during the current period Integris' volumes have been adversely affected by market conditions in North America.

Energy Coal

Energy Coal contributed EBIT of US$124 million, down from US$350 million, a decrease of 64.6% compared with the corresponding period.

The decrease in EBIT was primarily due to a significant decline in export market prices. The divestment of PT Arutmin in November 2001 and the closure of the Rietspruit mine in May 2002 had an unfavourable impact on EBIT with both the exclusion of the results of these operations in the current period and the profit on sale of PT Arutmin recorded in the corresponding period. The conversion of Rand denominated net monetary liabilities at balance date, the unit cost impact from lower Colombian production volumes in response to depressed European market conditions, higher depreciation charges as a result of a review of asset lives and inflationary pressure on costs in South Africa and Colombia also had an unfavourable impact on EBIT.

These factors were partially offset by higher sales volumes at Ingwe (South Africa) and Hunter Valley (Australia), the inclusion of profits from the additional share of the Cerrejon Zona Norte operation and cost improvement initiatives across all Energy Coal operations.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$61 million, compared with a loss of US$36 million in the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel, up by 29%. In addition, a 12% increase in ferrochrome production, associated with the restart of idle furnaces in the period in response to increasing market demand, and a 15% increase in nickel production reflecting the continued ramp-up of production from Cerro Matoso Line 2 (Colombia) improved results. Benefits from ongoing improvement programs at both Cerro Matoso and QNI (Australia) and the impact of the weaker average Rand/US$ exchange rates on operating costs also had a favourable impact on EBIT.

Group and Unallocated Items

Corporate overheads for the half year decreased by US$24 million (after taking account of inflation and exchange impacts) to US$100 million. Losses on legacy A$/US$ currency hedging also decreased to US$95 million from US$176 million in the corresponding period, which were partly offset by the unfavourable impact of one-off items.

INTERIM FINANCIAL INFORMATION

CONTENTS

INDEPENDENT REVIEW REPORT OF THE AUDITORS

TO BHP BILLITON PLC 14

CONSOLIDATED PROFIT AND LOSS ACCOUNT 15

CONSOLIDATED BALANCE SHEET 18

CONSOLIDATED STATEMENT OF TOTAL

RECOGNISED GAINS AND LOSSES 18

CONSOLIDATED STATEMENT OF CASH FLOWS 19

NOTES TO INTERIM FINANCIAL INFORMATION 21

The interim financial information set out on pages 15 to 26 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2002. The interim financial information should be read in conjunction with the accounts of BHP Billiton Plc for the year ended 30 June 2002 and does not include all information normally contained within the notes to annual accounts.  Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

The Group has yet to decide whether or not to apply consolidations under the new Australian tax consolidations legislation. If a decision is made to apply consolidations, any accounting consequences will be recorded as appropriate. In the event that the Group elects to apply consolidations there is not expected to be any adverse effect on recorded tax assets.

The financial information for the half years ended 31 December 2002 and 31 December 2001 is unaudited. In the opinion of the Directors, the financial information for these periods presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles (GAAP).

The financial information for the year ended 30 June 2002 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2002 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985.

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC AND

PRICEWATERHOUSECOOPERS TO BHP BILLITON PLC

Introduction

We have been engaged by the Company to review the financial information for the six months ended 31 December 2002 set out on pages 15 to 26 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the United Kingdom Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the United Kingdom Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts, in which case any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions which is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2002.

KPMG Audit Plc
Chartered Accountants
London, 24 February 2003

PricewaterhouseCoopers
Chartered Accountants
London, 24 February 2003

Consolidated Profit and Loss Account

for the half year ended 31 December 2002
		Half year ended 31 December 2002
		Continuing Operations	Discontinued Operations/ Exceptional items	Total
	Notes	US$M	US$M	US$M
Turnover (including share of joint ventures and associates)		8 048	-	8 048
less Share of joint ventures' and associates' turnover included above		(977)	-	(977)
Group turnover		7 071	-	7 071
Net operating costs	1	(5 618)	-	(5 618)
Group operating profit/(loss)		1 453	-	1 453
Share of operating profit/(loss) of joint ventures and associates		184	-	184
Operating profit/(loss) (including share of profit of joint ventures and associates)		1 637	-	1 637
Income from other fixed asset investments		14	-	14
Profit/(loss) on sale of fixed assets		8	-	8
Profit on sale of subsidiaries		-	-	-
Loss on termination of operations	1	-	-	-
Loss on sale of discontinued operations	1	-	(19)	(19)
Profit/(loss) before net interest and similar items payable and taxation		1 659	(19)	1 640
Net interest and similar items payable
Group	4	(199)	-	(199)
Joint ventures and associates	4	(46)	-	(46)
Profit/(loss) before taxation		1 414	(19)	1 395
Taxation	1	(466)	-	(466)
Profit/(loss) after taxation		948	(19)	929
Equity minority interests		(17)	-	(17)
Profit/(loss) for the financial period (attributable profit)		931	(19)	912

Dividends to shareholders		(434)	-	(434)
Retained profit/(loss) for the financial period		497	(19)	478
Earnings per ordinary share (basic) (US cents)		15.0	(0.3)	14.7
Earnings per ordinary share (diluted) (US cents)		15.0	(0.3)	14.7
Dividend per ordinary share (US cents)				7.0

Consolidated Profit and Loss Account continued

		Half year ended 31 December 2001
		Continuing Operations	Discontinued Operations	Total
	Notes	US$M	US$M	US$M
Turnover (including share of joint ventures and associates)		7 649	1 245	8 894
less Share of joint ventures' and associates' turnover included above		(723)	(92)	(815)
Group turnover		6 926	1 153	8 079
Net operating costs	1	(5 566)	(1 113)	(6 679)
Group operating profit/(loss)		1 360	40	1 400
Share of operating profit/(loss) of joint ventures and associates		171	(2)	169
Operating profit/(loss) (including share of profit of joint ventures and associates)		1 531	38	1 569
Income from other fixed asset investments		17	1	18
Profit/(loss) on sale of fixed assets		(21)	16	(5)
Profit on sale of subsidiaries		69	-	69
Loss on termination of operations	1	-	-	-
Loss on sale of discontinued operations	1	-	-	-
Profit/(loss) before net interest and similar items payable and taxation		1 596	55	1 651
Net interest and similar items payable
Group	4	(37)	(1)	(38)
Joint ventures and associates	4	14	(5)	9
Profit/(loss) before taxation		1 573	49	1 622
Taxation	1	(399)	(3)	(402)
Profit/(loss) after taxation		1 174	46	1 220
Equity minority interests		(19)	(3)	(22)
Profit/(loss) for the financial period (attributable profit)		1 155	43	1 198

Dividends to shareholders		(392)	-	(392)
Retained profit/(loss) for the financial period		763	43	806
Earnings per ordinary share (basic) (US cents)		19.2	0.7	19.9
Earnings per ordinary share (diluted) (US cents)		19.1	0.7	19.8
Dividend per ordinary share (US cents)				6.5

Consolidated Profit and Loss Account continued

		Year ended 30 June 2002
		Continuing Operations	Exceptional Items	Continuing Operations Including Exceptional Items	Discontinued Operations	Total
	Notes	US$M	US$M	US$M	US$M	US$M
Turnover (including share of joint ventures and associates)		15 228	-	15 228	2 550	17 778
less Share of joint ventures' and associates' turnover included above		(1 666)	-	(1 666)	(206)	(1 872)
Group turnover		13 562	-	13 562	2 344	15 906
Net operating costs	1	(10 907)	(111)	(11 018)	(2 285)	(13 303)
Group operating profit/(loss)		2 655	(111)	2 544	59	2 603
Share of operating profit/(loss) of joint ventures and associates		329	-	329	11	340
Operating profit/(loss)
(including share of profit of joint ventures and associates)		2 984	(111)	2 873	70	2 943
Income from other fixed asset investments		37	-	37	1	38
Profit/(loss) on sale of fixed assets		13	-	13	15	28
Profit on sale of subsidiaries		68	-	68	-	68
Loss on termination of operations	1	-	(101)	(101)	-	(101)
Loss on sale of discontinued operations	1	-	-	-	-	-
Profit/(loss) before net interest and similar items payable and taxation		3 102	(212)	2 890	86	2 976
Net interest and similar items payable
Group	4	(208)	-	(208)	(4)	(212)
Joint ventures and associates	4	(28)	-	(28)	(9)	(37)
Profit/(loss) before taxation		2 866	(212)	2,654	73	2 727
Taxation	1	(961)	(32)	(993)	3	(990)
Profit/(loss) after taxation		1 905	(244)	1,661	76	1 737
Equity minority interests		(39)	-	(39)	(8)	(47)
Profit/(loss) for the financial period (attributable profit)		1 866	(244)	1,622	68	1 690
Dividends to shareholders		(784)	-	(784)	-	(784)
Retained profit/(loss) for the financial period		1 082	(244)	838	68	906
Earnings per ordinary share (basic) (US cents)		31.0	(4.1)	26.9	1.1	28.0
Earnings per ordinary share (diluted) (US cents)		31.0	(4.1)	26.9	1.1	28.0
Dividend per ordinary share (US cents)						13.0

For the year ended 30 June 2002 BHP Steel's results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002. The half year ended 31 December 2001 has been restated accordingly. There are no exceptional items in net operating costs of discontinued operations for the half year ended 31 December 2001 or the full year ended 30 June 2002. Net interest shown against discontinued operations includes that amount of net external interest that is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interest of US$912 million (31 December 2001: US$1,198 million; 30 June 2002: US$1,690 million) and the weighted average number of ordinary shares outstanding of 6,201 million (31 December 2001: 6,024 million; 30 June 2002: 6,029 million). The calculation of diluted earnings per share is based on earnings after tax and minority interest of US$912 million (31 December 2001: US$1,198 million; 30 June 2002: US$1,690 million) and the weighted average number of shares outstanding of 6,219 million (31 December 2001: 6,040 million; 30 June 2002: 6,042 million). The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the half year ended 31 December 2002.

For the periods reported, one American Depositary Share (ADS) represents two shares. Earnings per ADS were 29.4 US cents for the half year ended 31 December 2002 (31 December 2001: 39.8 US cents; 30 June 2002: 56.0 US cents).

Consolidated Balance Sheet

at 31 December 2002
		As at 31 December 2002	As at 31 December 2001	As at 30 June 2002
	Notes	US$M	US$M	US$M
Fixed assets
Intangible assets
Goodwill		38	44	42
Negative goodwill		(32)	(35)	(33)
		6	9	9
Tangible assets		18 931	19 279	20 179
Investments
Joint ventures - share of gross assets		2 799	3 084	2 902
Joint ventures - share of gross liabilities		(1 361)	(1 830)	(1 434)
		1 438	1 254	1 468
Associates		100	63	85
Loans to joint ventures and associates and other investments		868	1 108	987
		21 343	21 713	22 728
Current assets
Stocks		1 253	1 507	1 457
Debtors
Amounts due within one year		2 254	2 388	2 554
Amount due after one year		1 149	869	1 197
		3 403	3 257	3 751
Investments		107	175	117
Cash including money market deposits		874	661	1 499
		5 637	5 600	6 824
Creditors - amounts falling due within one year		(4 397)	(3 738)	(6 229)
Net current assets		1 240	1 862	595
Total assets less current liabilities		22 583	23 575	23 323
Creditors - amounts falling due after more than one year		(6 569)	(7 297)	(5 987)
Provisions for liabilities and charges		(4 256)	(3 777)	(4 654)
Net assets		11 758	12 501	12 682
Equity minority interests		(302)	(322)	(326)
Attributable net assets		11 456	12 179	12 356
Capital and reserves
Called up share capital - BHP Billiton Plc		1 235	1 160	1 160
Share premium account		517	592	592
Contributed equity - BHP Billiton Limited		1 759	3 065	3 143
Profit and loss account		7 945	7 362	7 461
Equity shareholders' funds	5	11 456	12 179	12 356

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Balance Sheets as at 31 December 2001 and 30 June 2002 include BHP Steel assets and liabilities accordingly.

Consolidated Statement of Total Recognised Gains and Losses

for the half year ended 31 December 2002
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
Attributable profit for the period	912	1 198	1 690
Exchange gains and losses on foreign currency net investments	39	26	25
Total recognised gains for the period	951	1 224	1 715

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the half year ending 31 December 2001 and year ending 30 June 2002 includes gains and losses pertaining to BHP Steel.

Consolidated Statement of Cash Flows

for the half year ended 31 December 2002
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
Net cash inflow from Group operating activities (a)	1 899	2 065	4 641
Dividends received from joint ventures and associates	70	44	149
Interest paid	(158)	(288)	(496)
Dividends paid on redeemable preference shares	(12)	(16)	(35)
Interest received	6	46	156
Other dividends received	14	18	38
Dividends paid to minorities	(20)	(4)	(20)
Net cash outflow from returns on investments and servicing of finance	(170)	(244)	(357)
Taxes paid	(540)	(400)	(606)
Refund of taxes paid	-	-	91
Taxation	(540)	(400)	(515)
Available cash flow	1 259	1 465	3 918
Purchases of tangible fixed assets	(1 216)	(1 081)	(2 481)
Exploration expenditure	(130)	(202)	(390)
Disposals of tangible fixed assets	33	144	200
Purchase of investments and funding of joint ventures	(52)	(5)	(182)
Sale of investments and repayments by joint ventures (a)	165	36	232
Net cash outflow from capital expenditure and financial investment	(1 200)	(1 108)	(2 621)
Investment in subsidiaries	-	(45)	(45)
Sale of subsidiaries (a)	358	150	190
Cash transferred on disposal (a)	(86)	(26)	(45)
Investment in joint ventures	-	(42)	(208)
Disposal of joint venture	-	6	70
Net cash inflow/(outflow) from acquisitions and disposals	272	43	(38)
Net cash flow before equity dividends paid, management of liquid resources and financing	331	400	1 259
Equity dividends paid	(835)	(811)	(811)
Net cash flow before management of liquid resources and financing	(504)	(411)	448
Net cash (outflow)/inflow from management of liquid resources	(6)	236	157
Redeemable preference shares	-	(355)	(423)
Finance lease obligations	-	(4)	(28)
Debt due within one year - repayment of loans	(1 657)	(924)	(1 344)
Debt due within one year - drawdowns	1 264	723	1 657
Debt due after one year - repayment of loans	(1 038)	(2 074)	(2 722)
Debt due after one year - drawdowns	1 614	2 688	2 318
Net cash inflow/(outflow) from debt and finance leases	183	54	(542)
Share buy-back scheme - BHP Billiton Limited	-	(19)	(19)
Issue of shares	72	26	104
Net cash inflow/(outflow) from financing	255	61	(457)
(Decrease)/Increase in cash in the period	(255)	(114)	148

(a) The impact on the BHP Billiton Group's cash flows of the demerger of BHP steel business in July 2002, was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6% interest in BHP Steel is included in the sale of investments and repayments by joint ventures.

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the half year ending 31 December 2001 and year ending 30 June 2002 include cash flows pertaining to BHP Steel.

Consolidated Statement of Cash Flows continued

For the half year ended 31 December 2002

		Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	Notes	US$M	US$M	US$M
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the period		(255)	(114)	148
Cash flow from debt and finance leases		(183)	(54)	542
Cash flow from management of liquid resources		6	(236)	(157)
(Increase)/decrease in net debt arising from cash flows		(432)	(404)	533
Other non-cash movements	6	232	-	-
(Increase)/decrease in net debt from exchange adjustments	6	(41)	178	(34)
(Increase)/decrease in net debt		(241)	(226)	499
Net debt at beginning of period	6	(6 822)	(7 321)	(7 321)
Net debt at end of period	6	(7 063)	(7 547)	(6 822)

(a) Net cash inflow from Group operating activities
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
Operating profit	1 453	1 400	2 603
Depreciation and amortisation	792	863	1 727
Impairment of assets	-	-	119
Employee share awards	15	8	28
Net exploration charge	83	172	243
Increase in stocks	(124)	(112)	(11)
(Increase)/decrease in debtors	(118)	202	(346)
(Decrease)/increase in creditors	(152)	(332)	292
Decrease in provisions	(36)	(157)	(49)
Other movements	(14)	21	35
Net cash inflow from Group operating activities	1 899	2 065	4 641

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the half year ending 31 December 2001 and year ending 30 June 2002 include cash flows pertaining to BHP Steel.

NOTE 1. EXCEPTIONAL ITEMS
	Gross	Tax	Net
Half year ended 31 December 2002	US$M	US$M	US$M

Loss on sale of 6% interest in BHP Steel	(19)	-	(19)
Total by category	(19)	-	(19)

Discontinued operations	(19)	-	(19)
Total by Customer Sector Group	(19)	-	(19)

There were no exceptional items in the half year ended 31 December 2001.
	Gross	Tax	Net
Year ended 30 June 2002	US$M	US$M	US$M

Termination of operations (net increase in impairment and other provisions for South West Copper business in US)	(101)	-	(101)
Taxation (restatement of deferred taxation balances due to increase of corporation taxation rate for petroleum operations in the UK)	-	(56)	(56)
Suspension of Tintaya sulphide operations	(31)	9	(22)
Merger related restructuring costs	(80)	15	(65)
Total by category	(212)	(32)	(244)

Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	(47)	(86)
Total by Customer Sector Group	(212)	(32)	(244)

NOTE 2. ANALYSIS BY BUSINESS SEGMENT
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
Turnover	US$M	US$M	US$M
Petroleum	1 511	1 434	2 815
Aluminium	1 535	1 371	2 857
Base Metals	897	817	1 821
Carbon Steel Materials	1 747	1 660	3 306
Diamonds and Specialty Products	716	752	1 480
Energy Coal	947	1 045	1 919
Stainless Steel Materials	491	449	868
Group and unallocated items	424	378	730
Intersegment	(220)	(257)	(568)
Total Continuing Operations	8 048	7 649	15 228
Discontinued Operations (a)	-	1 245	2 550
Total BHP Billiton Group	8 048	8 894	17 778

Profit before taxation
Petroleum	660	576	1 073
Aluminium	266	191	492
Base Metals	83	69	200
Carbon Steel Materials	506	565	1 084
Diamonds and Specialty Products	150	138	272
Energy Coal	124	350	536
Stainless Steel Materials	61	(36)	3
Group and unallocated items	(191)	(257)	(558)
Exceptional items	-	-	(212)
Total Continuing Operations	1 659	1 596	2 890
Discontinued Operations (a)	(19)	55	86
Profit before net interest and taxation	1 640	1 651	2 976
Net interest	(245)	(29)	(249)
Total BHP Billiton Group	1 395	1 622	2 727

Trading activities included above
Turnover
Petroleum	33	35	72
Aluminium	557	518	1 006
Base Metals	6	1	24
Carbon Steel Materials	11	14	22
Diamonds and Specialty Products	374	431	823
Energy Coal	145	63	108
Stainless Steel Materials	3	3	9
Group and unallocated	217	16	112
Total BHP Billiton Group	1 346	1 081	2 176

Profit before taxation
Petroleum	-	1	1
Aluminium	4	1	1
Base Metals	1	-	-
Carbon Steel Materials	(2)	-	-
Diamonds and Specialty Products	7	(6)	(6)
Energy Coal	3	3	3
Stainless Steel Materials	-	-	-
Group and unallocated	(3)	-	(5)
Total BHP Billiton Group	10	(1)	(6)

NOTE 2. ANALYSIS BY BUSINESS SEGMENT continued
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
Net operating assets	US$M	US$M	US$M
Petroleum	3 227	2 722	2 865
Aluminium	4 907	4 773	4 727
Base Metals	4 116	4 149	4 077
Carbon Steel Materials	2 583	2 407	2 573
Diamonds and Specialty Products	1 484	1 672	1 620
Energy Coal	2 172	1 780	2 092
Stainless Steel Materials	1 709	1 747	1 663
Group and unallocated items	602	956	529
Total Continuing Operations	20 800	20 206	20 146
Discontinued Operations (a)	-	2 039	2 248
Total BHP Billiton Group	20 800	22 245	22 394

(a) For the year ended 30 June 2002 BHP Steel's results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002. The half year ended 31 December 2001 has been restated accordingly.

NOTE 3. ANALYSIS BY GEOGRAPHICAL SEGMENT

	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
Turnover by geographical market	US$M	US$M	US$M
Continuing operations
Australia	935	670	1 442
Europe	2 272	2 198	4 430
Japan	1 087	997	2 078
South Korea	585	428	1 068
Other Asia	958	1 121	1 998
North America	1 295	1 250	2 344
Southern Africa	418	407	936
Rest of World	498	578	932
Total from continuing operations	8 048	7 649	15 228
Discontinued operations
Australia	-	682	1 339
Europe	-	41	112
Japan	-	9	17
South Korea	-	17	42
Other Asia	-	141	328
North America	-	195	391
Rest of World	-	160	321
Total from discontinued operations	-	1 245	2 550
Total by geographical market	8 048	8 894	17 778

NOTE 3. ANALYSIS BY GEOGRAPHICAL SEGMENT continued
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
Turnover by geographical origin	US$M	US$M	US$M
Continuing operations
Australia	3 048	2 925	5 842
Europe	1 046	1 052	2 049
North America	1 011	1 072	2 143
South America	1 228	1 031	2 255
Southern Africa	1 503	1 340	2 696
Rest of World	212	229	243
Total from continuing operations	8 048	7 649	15 228
Discontinued operations
Australia	-	920	1 887
Europe	-	19	31
North America	-	92	208
Rest of World	-	214	424
Total from discontinued operations	-	1 245	2 550
Total by geographical origin	8 048	8 894	17 778
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
Profit before tax	US$M	US$M	US$M
Continuing operations
Australia	930	872	1 549
Europe	108	115	233
North America	85	66	22
South America	216	128	301
Southern Africa	323	339	712
Rest of World	(3)	76	73
Total from continuing operations	1 659	1 596	2 890
Discontinued operations
Australia	(19)	30	25
Europe	-	-	3
North America	-	1	21
Rest of World	-	24	37
Total from discontinued operations	(19)	55	86
Net interest	(245)	(29)	(249)
Total by geographical origin	1 395	1 622	2 727

NOTE 4. NET INTEREST AND SIMILAR ITEMS (PAYABLE)/RECEIVABLE
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
On bank loans and overdrafts	(30)	(122)	(161)
On all other loans	(151)	(136)	(311)
Finance lease and hire purchase interest	(2)	(4)	(5)
	(183)	(262)	(477)
Dividends on redeemable preference shares	(12)	(18)	(39)
Discounting on provisions	(38)	(18)	(42)
less Amounts capitalised (a)	51	15	58
	(182)	(283)	(500)
Share of interest of joint ventures and associates	(34)	(36)	(71)
	(216)	(319)	(571)
Interest received/receivable	29	48	142
	(187)	(271)	(429)
Exchange differences on net debt (b)
Group	(46)	197	146
Joint ventures and associates	(12)	45	34
	(58)	242	180
Net interest and similar items payable (c)	(245)	(29)	(249)

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the half year ended 31 December 2002 the capitalisation rate was 5.26 per cent.

(b) Net exchange (losses)/gains primarily represent the effect on borrowings of the (appreciation)/depreciation of the South African rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:
	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
Net interest and similar items payable
Group	(199)	(38)	(212)
Joint ventures and associates	(46)	9	(37)
Net interest and similar items payable	(245)	(29)	(249)

NOTE 5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Half year ended 31 December 2002	Half year ended 31 December 2001	Year ended 30 June 2002
	US$M	US$M	US$M
Profit for the financial period	912	1 198	1 690
Other recognised gains and losses	39	26	25
Total recognised gains and losses	951	1 224	1 715
Dividends	(434)	(392)	(784)
Issue of ordinary shares	72	26	104
BHP Steel demerger (a)	(1 489)	-	-
Share buy-back program - BHP Billiton Limited	-	(19)	(19)
Net movement in shareholders' funds	(900)	839	1 016
Shareholders' funds at beginning of period	12 356	11 340	11 340
Shareholders' funds at end of period	11 456	12 179	12 356

(a) Includes costs associated with the BHP Steel demerger of US$17 million net of tax (US$24 million before tax). Additional costs of US$1 million net of tax (US$2 million before tax) have been charged against profit. Of the total costs, US$22 million have been paid at 31 December 2002.

NOTE 6. ANALYSIS OF MOVEMENTS IN NET DEBT
	As at 1 July 2002 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements(a) US$M	Exchange movements US$M	As at 31 December 2002 US$M
Cash at bank and in hand	1 199	(86)	(570)	-	24	567
Overdrafts	(509)	-	401	-	(8)	(116)
	690	(86)	(169)	-	16	451
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(35)	-	-	(11)	-	(46)
Other debt due within one year	(2 276)	-	393	165	(19)	(1 737)
Other debt due after one year	(5 051)	-	(576)	78	(39)	(5 588)
	(7 812)	-	(183)	232	(58)	(7 821)
Money market deposits (b)	300	-	6	-	1	307
Net debt (c)	(6 822)	(86)	(346)	232	(41)	(7 063)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	1 199	(86)	(570)	-	24	567
Money market deposits (b)	300	-	6	-	1	307
	1 499	(86)	(564)	-	25	874

(a) Net other non-cash movements represent debt transferred on demerger of BHP Steel
(b) Money market deposits with financial institutions have a maturity of up to three months.
(c) The breakdown of net debt by currency is as follows:
	US$M As at 31 December 2002	US$M As at 31 December 2001	US$M As at 30 June 2002
Net debt is denominated in:
US dollars	6 793	5 322	4 631
South African rand	337	358	348
Australian dollars	20	1 341	1 451
Canadian dollars	(68)	223	301
Other currencies	(19)	303	91
Net debt	7 063	7 547	6 822

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Half year ended 31 December	2002	2001
	US$M	US$M
Revenue from ordinary activities
Sales	7 056	8 067
Other revenue	221	758
	7 277	8 825
Profit from ordinary activities before
depreciation, amortisation and borrowing costs	2 226	2 839
Deduct: Depreciation and amortisation	807	884
Borrowing costs	144	259
Profit from ordinary activities before tax	1 275	1 696
Deduct: Tax expense attributable to ordinary activities	367	497
Net profit	908	1 199
Outside equity interests in net profit	(17)	(22)
Net profit attributable to members of the BHP Billiton Group	891	1 177
Basic earnings per fully paid ordinary share (US cents)	14.4	19.5

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the half year ended 31 December 2002, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2002.

The results have been subject to an independent review by the auditors.

The statutory BHP Billiton Limited Interim Report will be released to the ASX on 24 February 2003.  This information will be available to shareholders on request.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tracey Whitehead, Media Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 24 February 2003